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Filed by Expedia, Inc.
Pursuant to Rule 165 and Rule 425
under the Securities Act of 1933
Subject Company:  Expedia, Inc.
Commission File No.  000-27429

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. Forward looking statements may be identified by the word "will" in this document. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors or failure of the transactions described to be completed for any reason. We have based all of our forward-looking statements on information available to us as of August 14, 2001 and we are not obligated to update any of these forward-looking statements. You should note that our actual results could differ materially from the forward-looking statements.

USA Networks, Inc. ("USA") and Expedia, Inc. ("Expedia") will file a joint prospectus/proxy statement and other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005,
Attention: Investor Relations. INVESTORS SHOULD READ THE JOINT PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

USA and its directors and officers may be deemed to be participants in the offering of securities by USA, and Expedia and its directors and officers may be deemed to be participants in the offering of securities by Expedia as well as in the solicitation of proxies from Expedia shareholders to adopt the agreement providing for USA's acquisition of a controlling interest in Expedia. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by USA with the SEC on April 9, 2001, and a detailed list of the names and interests of Expedia's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by Expedia with the SEC on October 11, 2000. Copies of those filings may be obtained free of charge at the SEC's website at www.sec.gov.
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[THE FOLLOWING IS THE FORM OF AN ARTICLE TO BE POSTED ON EXPEDIA'S WEBSITE AT
WWW.EXPEDIA.COM ON AUGUST 15, 2001 AND WHICH IS INTENDED BY EXPEDIA TO BE DISTRIBUTED TO EXPEDIA SHAREHOLDERS IN RESPONSE TO QUERIES BY SUCH SHAREHOLDERS.]

USA Networks Inc. Transaction Summary
-------------------------------------

1. USA Networks, Inc. has agreed to acquire up to 37.5 million shares of Expedia, Inc. representing approximately 75% of the outstanding Expedia basic shares. Shares owned by USA will have 15:1 voting rights.

2. Expedia shareholders other than Microsoft Corporation, which has committed to exchange all its shares, will have the following choices:

     - Exchange some or all of their Expedia shares for a package of three USA securities, described below, subject to a pro rata cutback if holders of more than 37.5 million Expedia shares elect to receive the USA securities; or

     -  Hold their Expedia shares and receive, for each Expedia share held,
        0.1920 new warrants to purchase EXPE common shares. These warrants have a 7-year term and an exercise price of $52 per share and will be registered securities.

3. Holders of outstanding Expedia warrants and vested Expedia stock options also have the above choice if they timely exercise their warrants/options for Expedia shares.

4. Holders of outstanding Expedia warrants and vested Expedia stock options who do not timely exercise and holders of unvested Expedia stock options will receive 0.1920 new Expedia warrants for each warrant/option share.

5. Microsoft Corporation has agreed to exchange all of its 33.7 million shares and warrants for the package of USA securities, subject to the pro rata cutback.

6. USA will contribute to Expedia media with a fair market value of $15 million per year over 5 years, an option to purchase USA's equity interest in National Leisure Group, which USA has agreed to acquire, and an option to purchase a one-third interest in a newly created USA Travel Channel entity.

7. The transaction will be structured as a subsidiary merger, with Expedia as the surviving entity as a Nasdaq listed majority-owned subsidiary of USA.

8. USA securities offered per Expedia share (exchange one share of EXPE common for a package of three securities, comprising):
     . $17.50 in USA common stock (subject to a collar between $23 and $31 per share)
     .  0.35 shares of new USA convertible redeemable preferred stock:
          -  1.99% annual dividend
          - Initial exercise price of $33.75 (subject to reduction if average USA price 10-day prior to conversion exceeds $35.10)
          -  20-year term with 10 year no-call provision
          - Can be put to USA (for face value plus accrued and unpaid dividends) in years 5, 7, 10 and 15
          - Dividends, puts or calls paid in cash or USA common stock, at USA election
     . Between 0.3873 and 0.4524 of new 7-year warrants (depending on USA common stock price in a pricing period prior to closing) to acquire shares of USA common stock at an exercise price of $35.10 per USA common share.